Exhibit (a)(5)(lxxxiv)

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Air Products Withdraws Offer for Airgas

LEHIGH VALLEY, Pa. (February 15, 2011) – Air Products (NYSE: APD) today commented on the decision by the Delaware Chancery Court to uphold the Airgas, Inc. (NYSE: ARG) poison pill.

John E. McGlade, Air Products chairman, president and chief executive officer, said, “We are disappointed by the court’s decision. We believe the Airgas Board of Directors has done a great disservice to Airgas shareholders by never allowing them to decide for themselves whether they want to accept our $70 per share all-cash offer. It is abundantly clear that the Airgas Board is thoroughly entrenched in its position, so we have decided to withdraw our offer and move on.”

McGlade continued, “While acquiring Airgas at an appropriate price would have been a value-creating opportunity, Air Products has many other compelling growth opportunities around the world that we are continuing to pursue. Our business is performing extremely well as evidenced by our most recent results, and we remain focused on executing against our strategic plan and delivering strong results for our shareholders.”

Air Products will host a conference call for investors and the media on Wednesday, February 16, 2011 at 9:00 a.m. ET to discuss the decision to withdraw its offer. To participate in the call, please dial 785-830-1997, passcode 9523693. The call also may be accessed at www.airproducts.com. Access the audio replay of the call by dialing (888) 203-1112 in the U.S. or (719) 457-0820 outside of the U.S. and entering passcode 9523693.

Air Products (NYSE:APD) serves customers in industrial, energy, technology and healthcare markets worldwide with a unique portfolio of atmospheric gases, process and specialty gases, performance materials, and equipment and services. Founded in 1940, Air Products has built leading positions in key growth markets such as semiconductor materials, refinery hydrogen, home healthcare services, natural gas liquefaction, and advanced coatings and adhesives. The company is recognized for its innovative culture, operational excellence and commitment to safety and the environment. In fiscal 2010, Air Products had revenues of $9 billion, operations in over 40 countries, and 18,300 employees around the globe. For more information, visit www.airproducts.com.

ADDITIONAL INFORMATION
On February 11, 2010, Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced a cash tender offer for all the outstanding shares of common stock of Airgas, Inc. (“Airgas”) not already owned by Air Products, subject to the terms and conditions set forth in the Offer to Purchase dated as of February 11, 2010 (the “Offer to Purchase”). The purchase price to be paid upon the successful closing of the cash tender offer is $70 per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase, as amended. The offer is scheduled to expire at midnight, New York City time, on Tuesday, February 15, 2011, unless further amended in the manner set forth in the Schedule TO. Air Products does not intend to further extend the expiration date.

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This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Air Products with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2010. INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase and related materials may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

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Media Inquiries:
(Air Products)
Betsy Klebe, tel: (610) 481-4697; e-mail: klebeel@airproducts.com.

(Sard Verbinnen & Co)
George Sard/David Reno, tel: (212) 687-8080.

Investor Inquiries:
(Air Products)
Simon Moore, tel: (610) 481-7461; e-mail: mooresr@airproducts.com.

(MacKenzie Partners)
Larry Dennedy/Charlie Koons, tel: (212) 929-5239; (212) 929-5708